Mail Stop 3561

April 9, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

>   **Re: Primo Water Corporation**
>   **Registration Statement on Form S-1**
>   **Filed March 12, 2010**
>   **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

3. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Inside Front Cover Page

4. Please provide a copy of any inside cover graphics.

Industry and Market Data

5. We note your statement that you have not independently verified the accuracy of the industry and market data that you have obtained from third-party sources and that investors should "not place undue reliance on this information." Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

Prospectus Summary – Our Business, page 1

6. Much of your discussion in the summary is identical to your Business discussion beginning on page 42. You should avoid repeating disclosure in different sections of your filing that increases the size of the document, but does not enhance the quality of information. Please revise. Refer to Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933, Item 503(a) of Regulation S-K, and Instruction to Paragraph 503(a) of Regulation S-K.

7. The market opportunity language overwhelms the depiction your business. Please balance the summary discussion with the specific risks that you face.

8. Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:

- We have created a new nationwide single-vendor water bottle exchange solution for our retail customers, addressing a market demand that was previously unmet (page 1).
- At the time of the sale, Blue Rhino was the market leader in propane grill cylinder exchange (page 1).
- There previously was no economical water bottle exchange service with major retailer relationships nationwide to promote dispenser usage beyond the traditional home delivery model (page 2).
- We are currently the only provider delivering a solution nationally to retailers (page 2).
- We are the only water bottle exchange provider with a single-vendor solution for retailers nationwide (page 3).
- We believe we are the leading provider of water dispensers to retailers (page 46).

9. Please revise your description of your business in clear, plain English. For example:

- Explain what "razor-razorblade" products mean.
- Explain why retailers "benefit from year-round, high-margin, highly-predictable revenue."
- Describe your "national network of primarily independent bottlers and distributors" and why they "make a significant portion of the capital investment required to deliver our solution." If true, clarify throughout the filing that "our national network" refers to independent bottlers and distributors. Otherwise, disclose the number of bottlers and distributors you own, as compared to the third parties you have contracted with to perform services.
- Explain how you focus your capital expenditures on:
  o developing new store locations and clarify whether you are referring to including your displays at other retailer store locations,
  o new products you are developing, and
  o managing your national network utilizing your management information system tools.
- Explain why your national network of bottlers and distributors benefits from a year-round product that optimizes utilization of their existing production and distribution assets.
- Clarify who performs the water purification process, and the chemical and microbiological testing.
- Clarify that third parties manufacture your bottles and water dispensers, and that you do not have facilities to produce bottled water products.

Summary Historical Consolidated Financial and Other Data, page 9

10. Within your consolidated statement of operations data table, we note that you did not include amounts for basic and diluted loss per common share for loss from continuing operations attributable to common shareholders, loss from discontinued operations attributable to common stockholders and net loss attributable to common stockholders. We also note you did not include your basic and diluted weighted average common shares outstanding. Please include this information or tell us why it is not applicable. Please also apply this comment to your selected financial data on page F-31.

Risk Factors, page 10

11. Please delete the third sentence of this section in which you state that other unknown or immaterial risks may also materially impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

We have incurred operating losses . . ., page 10

12. Please disclose the basis for your statement that you anticipate being profitable in 2011.

Concentration of ownership . . ., page 21

13. If you will be considered a "controlled" company under Nasdaq's rules, please disclose what that means with respect to your corporate governance requirements.

Use of Proceeds, page 26

14. We note your disclosure on page 66 that affiliates purchased $3.04 million of your 2011 Notes. Please quantify the amount of net proceeds that will be used to repay notes held by your affiliates.

15. We read that a portion of your proceeds will be used to repay your 14% subordinated convertible notes due March 31, 2011. Please revise your disclosure to clarify, consistent with the disclosures in Note 7 to your financial statements, that the terms of these notes permit the noteholders to put these notes back to you upon occurrence of your initial public offering at an amount equal to the unpaid principal plus all unpaid interest accrued through the date of redemption. Your current disclosures may imply that repayment of these notes prior to their maturity date is wholly within your control.

16. We read that your Series A convertible preferred stock had 18,780 shares issued and outstanding as of December 31, 2009. Please reconcile this disclosure to the number of shares issued and outstanding as of December 31, 2009 as presented in your audited financial statements.

17. We note that your pro forma numbers give effect to the conversion of your Series A and Series C convertible preferred stock into common stock; however, there is no discussion of changes in your capitalization related to your Series B preferred stock. This appears inconsistent with your disclosures on pages 96 and 97 that state that following the closing of this offering, there will be no shares of preferred stock outstanding. These disclosures imply that there will be no Series B preferred stock outstanding following this offering. Please tell us and revise your disclosures throughout your filings to clarify whether your Series B preferred stock will remain outstanding following this offering, and if not, explain how and when it will be repurchased.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

18. Consider adding disclosure to Management's Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

19. Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718 (formerly SFAS 123(R)), disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

20. For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:

- Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

- Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 33

21. Please expand your discussion under results of operations for all periods to:

- Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your products segment is attributable to (a) the successful launch of new water dispenser models and (b) the increased number of retailers that offered your products in 2009, without quantifying the impact attributed to each component.
- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales for your exchange segment from December 31, 2008 to December 31, 2009 does not explain why (a) same store sales increased; (b) selling locations increased; (c) there was a shift in mix of transactions; and (d) you recognize twice as much revenue on initial purchase transactions as you do on exchange transactions.
- Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of goods being sold or introduction of new products. For example, in your discussion for the increase in net sales from your exchange segment you state that the average price per unit decreased as a result of a shift in mix of transactions, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, in your discussion for the increase in net sales from your product segment you discuss new water dispenser models; however, you do not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303(a)(3) of Regulation S-K.

22. We note your presentation of segment income (loss) from operations and your disclosure on page 32 that you evaluate your financial segment results based on

segment net sales and segment income (loss) from operations before depreciation and amortization since you believe it provides useful information for effectively allocating your resources between business segments, evaluating the health of your business segments based on metrics that you can actively influence and gauge your investments and your ability to services, incur or pay down debt. Given the importance of this measure to management, please discuss the changes in segment income (loss) from operations or each of the components within this subtotal in your analysis of results of operations. In this regard, we note that your Exchange and Products segments are exhibiting differing trends in their selling, general and administrative expenses but your current analysis of these expenses is solely at the consolidated level. Refer to our Release No. 33-8350.

Liquidity and Capital Resources, page 36

23. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. In addition, we note your statement that your "future capital requirements may vary materially from those now anticipated." Please describe your current anticipated capital requirements. Finally, we note that your credit facility with Wachovia Bank national Association expires on June 30, 2010. Please revise your disclosure to state what plans, if any, you have to renew this credit facility or seek an alternative credit facility upon the expiration of this credit facility.

24. Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.

25. We note your discussion on page 38 of the 14% subordinated convertible notes due March 31, 2011. Please revise your disclosure to clarify, consistent with the disclosures in Note 7 to your financial statements, that the terms of these notes permit the noteholders to put these notes back to you upon occurrence of your initial public offering at an amount equal to the unpaid principal plus all unpaid interest accrued through the date of redemption. Your current disclosures may imply that repayment of these notes prior to their maturity date is wholly within your control.

Adequacy of Capital Resources, page 38

26. We note you have a zero cash balance and a working capital deficit at year end. We also note that you accrued 15% for dividends for your series B preferred stockholders rather than pay a 10% dividend. Given your current liquidity position, your historical results of operations, and the variability of your future capital requirements, please consider expanding your discussion to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action you have taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Contractual and Commercial Commitment Summary, page 38

27. Please consider revising this disclosure to include the dividends on your Series B preferred stock either within your contractual obligations table or in a footnote or narrative below the table. If you wish to include this information in a footnote or narrative, please quantify the contractual dividends using the same time periods presented within the table.

Critical Accounting Policies and Estimates, page 39

28. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact on your financial statements of any significant changes between periods to the assumptions that underlie your critical accounting estimates. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied. Refer to SEC Release No. 33-8350.

Business, page 42

The Primo Water Bottle Exchange Supply Chain, page 50

29. Please indicate on the map on page 52 which bottlers and distributors are independent versus company owned.

Intellectual Property and Trademarks, page 59

30. Please disclose the duration and effect of all patents, trademarks and licenses held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management, page 61

31. Please revise the management and director biographies to include a complete description of the business experience and directorships of each officer and director during the past five years. Refer to Item 401(e)(1) and (2) of Regulation S-K. For example, we note that the following disclosure is not included in the biographies:

- Mr. Prim is the sole manager of BD Prim, LLC (page 91);
- Mr. Prim owns Primier, LLC and PWC Leasing, LLC (page 95);
- Mr. Prim was affiliated with Sports Menagerie Stadium LLC and Brookstown Development Partners, LLC (Forms D filed in October 2009);
- Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P. (page 91); and
- Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (page 91).

Compensation Committee Interlocks and Insider Participation, page 65

32. Please revise your disclosure so that it addresses Item 407(e)(4)(i)(B) of Regulation S-K, which requires disclosure of any member of the compensation committee that has ever served as an officer of the registrant (as opposed to disclosure of any member of the compensation committee that has served as an officer of the registrant in the past year). In addition, please revise your disclosure so that it also addresses Item 407(e)(4)(i)(C) of Regulation S-K; in this regard, please consider whether a cross-reference to your discussion of related party transactions might be useful.

Executive Compensation, page 67

33. We note your disclosure regarding the establishment of an annual incentive plan for 2010 that bases the cash and equity awards on "target EBITDA" and "target amounts…based on Company…performance," respectively. Please quantify these target amounts.

Related Party Transactions, page 93

34. We note your disclosure on page 7 relating to preferred stock and warrants that will be converted into common stock in connection with the offering. Please disclose the number of shares of common stock issuable to each of your executive officers and

directors in connection with these conversions. Also disclose the conversion ratio for each such convertible security.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 95

35. Please describe the transaction in greater detail and disclose the business purpose for the spinoff. Please also tell us the section of the Securities Act or the rule of the Commission under which the Prima spinoff was exempt from registration and tell us the facts relied upon to make the exemption available.

36. Please disclose the amount of shares distributed to each of your executive officers, directors and five percent or greater shareholders.

Where You Can Find More Information, page 111

37. Please remove the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

38. Disclosures in the footnotes to your financial statements appear to indicate that depreciation and amortization expense is excluded from cost of sales. If this is the case, please update your cost of sales line item on the face of your consolidated statements of operations to indicate that cost of sales excludes depreciation and amortization. Also tell us how you considered presenting depreciation and amortization as a separate line item on the face of your statements of operations. Refer to SAB Topic 11:B.

39. We note that your Series C Preferred Stock is convertible into common stock and was issued with an adjustable conversion feature, which was based upon consolidated sales for the year ending December 31, 2008. We also note that you recorded a beneficial conversion charge of approximately $17.5 million on December 31, 2008 as a deemed dividend. Please tell us why this deemed dividend is not presented as a reconciling item in your calculation of net loss attributable to common shareholders. Also, please provide us with your calculation of the beneficial conversion feature, and tell us whether there are any other significant terms of the conversion feature, including whether the conversion feature will adjust in the future. Refer to FASB ASC 470-20-35.

Notes to Consolidated Financial Statements, page F-7

Note 1. Description of Business and Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

40. We note the reference to your provision for returns. Please explain to us in reasonable detail and expand your accounting policy to briefly address the circumstances under which you permit returns. Also tell us whether the amount of your provision for returns has varied significantly during the periods covered by your financial statements, and if so, how you considered quantifying your provision and discussing these fluctuations somewhere appropriate in your filing.

41. We note your reference to cash consideration provided for discounts and sales incentives. Please explain to us in more detail the types of discounts and sales incentives that you offer, how you account for those discounts and sales incentives, and the accounting guidance upon which you are relying. Your response should include a discussion of your accounting for the discount offered toward the purchase of a full bottle of water upon the exchange of an empty bottle.

Accounts Receivable, page F-8

42. The heading for your footnotes indicates that amounts are presented in thousands, except per share amounts. However, the table showing changes in your allowance for doubtful accounts appears to be in dollars. Please revise.

Internal-Use Software

43. We note the discussion of your management information systems and proprietary Routeview software elsewhere in the filing. Please disclose the accounting policy for these costs.

Note 9. Stock Based Compensation, page F-18

44. Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

   - For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
- If the valuation specialist was a related party, a statement indicating that fact.

45. Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

46. Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Item 17. Undertakings, page II-5

47. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Exhibit Index, page II-7

48. We note that you have not filed most of your exhibits in connection with the Form S-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

49. Please file the following agreements as exhibits to your registration statement, or tell us why you do not think you are required to do so:
- Any agreements relating to the sale of subordinated convertible notes and warrants to Messrs. Prim, Castaneda, Belmont, Brenner, Dupree, McQuilkin and Warnock;
- Any agreements relating to the sale of Series C Convertible Preferred Stock and Warrants to Messrs. Prim, Castaneda, Belmont, Boydston, Dupree, McQuilkin, Warnock, Ergen and Duchossois;
- Any agreements relating to the sale of Series B Preferred Stock and Warrants to Messrs. Prim, Brenner, McQuilkin, Warnock, Castaneda, Gunter, Filipowski, Duchossois and Fortino;
- The Master Equipment Lease Agreement with PWC Leasing, LLC; and

- Any agreements relating to the spin-off of Prima Bottled Water, Inc. and
  related transactions.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are aware
of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities

specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile